UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934


                            (Amendment No. 9)*

                      Franklin Electric Company, Inc.
                             (Name of Issuer)

                                  Common
                      (Title of Class of Securities)


                                 353514102
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement        .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 353514102               13G              Page 2 of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger & Berman, LLC
      13-5521910


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /__/
                                                                 (b) /X/

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      189,670

6)   SHARED VOTING POWER
      0

7)   SOLE DISPOSITIVE POWER
      0

8)   SHARED DISPOSITIVE POWER
      295,761


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      295,761

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      392,668

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      4.96

12)   TYPE OF REPORTING PERSON*


      BD/IA


CUSIP No. 353514102               13G              Page 3 of 5 Pages
Item 1. (a)    Name of Issuer:

               Franklin Electric Company, Inc.

Item 1  (b)    Address of Issuer's Principal Executive Offices:

               400 E. Spring Street, Bluffton, IN  46714

Item 2. (a)    Name of Person Filing:

               Neuberger & Berman, LLC

Item 2  (b)    Address of Principal Business Office:

               605 Third Ave., New York, NY, 10158-3698

Item 2  (c)    Citizenship:

               USA

Item 2  (d)    Title of Class of Securities:

               Common

Item 2  (e)    CUSIP Number:

               353514102

Item 3. (a)    /X/  Broker or Dealer registered under Section 15 of the Act


Item 3  (b)    /X/  Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940


Item 4.        Ownership:

        (a)    Amount Beneficially Owned:

               295,761

        (b)    Percent of Class:

               4.96

CUSIP No. 353514102               13G              Page 4 of 5 Pages

(c)    Number of Shares as to which such person has:
          (I)    Sole Power to vote or to direct the
                 vote: 189,670

          (ii)   Shared Power to vote or to direct the
                 vote: 0

          (iii) Sole Power to dispose or to direct the disposition of: 0

          (iv) Shared Power to dispose or to direct the disposition of: 295,761


Item 5.        Ownership of Five Percent or Less of a Class:
               This statement is being filed to report the fact, that as of the date hereof, Neuberger & Berman, LLC has ceased to be the
               beneficial owner of more than five percent of the class of securities.
Item 6.        Ownership of More than Five Percent on Behalf of Another:



Neuberger & Berman, LLC is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of the securities of many unrelated clients. Neuberger & Berman, LLC does not, however have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities.

Principals(s) of Neuberger & Berman, LLC own 392,668 shares. Principal(s) own these shares in their own personal securities accounts. Neuberger & Berman, LLC disclaims beneficial ownership of these shares since; these shares were purchased with each principal(s) personal funds and each principal has exclusive dispositive and voting power over the shares held in their respective accounts.

Further, Marvin Schwartz, a Principal of Neuberger & Berman, LLC, is deemed to be the beneficial owner of 507,160 shares. Marvin Schwartz filed a 13-D for these shares on 9/24/93. These shares include some of the 392,668 shares referenced above as well as shares owned by Mr. Schwartz's family.


No other Neuberger & Berman, LLC advisory client has an interest of more than 5% of the issuer.

It should be further noted that the share calculation under item 4.(c)(IV) is derived from a total combination of the shares set forth under Item 4.(c)(I and II). The remaining balance of shares, if any, are for individual client accounts over which Neuberger & Berman, LLC has shared power to dispose.
CUSIP No. 353514102               13G              Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                 N/A

Item 8.          Identification and Classification of Members of the Group:

                 N/A

Item 9.          Notice of Dissolution of Group:

                 N/A

Item 10.         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 5, 1998


By:
     C. Carl Randolph

     Principal/General Counsel
     Name/Title